                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see
   Instruction 1 above):

    [ ]      MERGER
    [X]      LIQUIDATION
    [ ]      ABANDONMENT OF REGISTRATION
             (Note: Abandonments of Registration answer only questions 1 through
             15, 24 and 25 of this form and complete verification at the end of the form.)
    [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY
             (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:

      Saffron Fund, Inc.

3. Securities and Exchange Commission File No.:

      811-08284

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

    [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
   Code):

      c/o UBS Global Asset Management (US), 51 West 52nd Street, New York,
      NY 10019, USA

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Adam Schneider, Esq.
      Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York,
      New York 10006
      212-225-2705

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-l and 31a-2 under the Act [17 CFR 270.3la-l, .31a-2]:

      HSBC Asset Management (Europe) Limited
      10 Lower Thames Street
      London EC3R 6AE
      (Investment Adviser)

       UBS Global Asset Management (US), 51 West 52nd Street, New York, NY 10019
       212-882-5000
       (Administrator)

       EquiServe Trust Company, N.A.
       P.O. Box 43011
       Providence, RI 02940-3011
       800-426-5523
       (Transfer Agent)

       NOTE:    Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2
                for the periods specified in those rules.

8.  Classification of fund (check only one):

     [X] Management company;
     [ ] Unit investment trust; or
     [ ] Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

    [ ] Open-end [X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware,
    Massachusetts):

      Maryland

11. Provide the name and address of each investment adviser of the fund
    (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    HSBC Asset Management (Europe) Limited
    10 Lower Thames Street
    London EC3R 6AE

    HSBC Asset Management (India) Private Limited
    52/60 Mahatma Gandhi Road
    Fort
    Mumbai 400 001
    India

    HSBC Asset Management (Americas) Inc.
    452 Fifth Avenue
    New York, New York 10018

    JF International Management, Inc.
    P.O. Box 3151
    Road Town, Tortola
    British Virgin Islands

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    none

13. If the fund is a unit investment trust ("UIT") provide:

    (a) Depositor's name(s) and address(es):

    (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    [ ] Yes          [X] No

    If Yes, for each UIT state:

         Name(s):

         File No.:  811- _________

         Business Address:

15.(a)   Did the fund obtain approval from the board of directors
         concerning the decision to engage in a Merger, Liquidation or
         Abandonment of Registration?

         [X] Yes     [ ] No

         If Yes, state the date on which the board vote took place:

         February 13, 2004

         If No, explain:

   (b)   Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of
         Registration?

         [X] Yes      [ ] No

         If Yes, state the date on which the shareholder vote took place:

         May 13, 2004

         If No, explain:

II.     DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [X] Yes         [ ] No

    (a) If Yes, list the date(s) on which the fund made those distributions:

        Initial liquidating distribution of $9.372 per share (an aggregate of
        $54,904,240.64) paid on August 30, 2004.

    (b) Were the distributions made on the basis of net assets?

           [X] Yes       [ ] No

    (c)  Were the distributions made pro rata based on share ownership?

           [X] Yes       [ ] No

    (d)  If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e)  Liquidations only:

         Were any distributions to shareholders made in kind?

           [ ] Yes       [X] No

           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

    Has the fund issued senior securities?

    [ ] Yes        [X] No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed ALL of its assets to the fund's shareholders?

    [ ]    Yes               [X]  No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

          0  shareholders of record as of August 30, 2004.

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [X] Yes        [ ] No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

    On August 30, 2004, the fund paid an initial liquidating distribution of
    $9.372 per share (an aggregate of $54,904,240.64) to the fund's shareholders of record as of August 20, 2004, in proportion to the number of shares held by them and recorded on the books of the fund. Because the investment adviser of the fund is not responsible for payment of the remaining claims, obligations, and expenses of the fund, as is the case with most fund liquidations, the fund has retained cash (in the amount of $1,751,666.61 as of August 30, 2004) for the payment of any remaining claims, obligations, and expenses. This reserve is being held in a deposit account in the name of the fund by the fund's administrator. After all of the remaining claims, obligations, and expenses of the fund have been paid, the board of directors will declare a second and final distribution, and, in that second distribution, the fund will distribute to the shareholders of record as of
    August 20, 2004 any reserved or other remaining assets, in the same proportion as the initial distribution.

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed?
   (See question 18 above)

    [X] Yes       [ ] No

    If Yes,

    (a)   Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          As of August 30, 2004, following the initial distribution referred to above under item 19, the fund had cash in the amount of $1,751,666.61 and 60,000 common shares of an unlisted Indian company, Dilip Chhabria
          Designs Private Limited.

    (b)   Why has the fund retained the remaining assets?

          The fund has retained cash to cover accrued but unpaid liabilities and any liabilities that have not yet been incurred or that may be asserted after the initial distribution. The fund has found a purchaser for the common shares of Dilip Chhabria Designs Private
          Limited, but the shares are not publicly traded and regulatory approval in India is required to complete the sale, which approval is currently pending. The sale of the shares, after associated expenses, is expected to net less than $10,000.

    (c)   Will the remaining assets be invested in securities?

           [ ] Yes        [X] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

    [X] Yes        [ ] No

    If Yes,

        (a) Describe the type and amount of each debt or other liability:

            As of August 30, 2004, the fund had the following accrued
            liabilities, which totaled $271,800:

                  Advisory Fees                      $61,100
                  Administration Fees                $44,700
                  Custody & Accounting               $23,000
                  Legal Fees                         $81,700
                  Audit & Tax                        $10,000
                  Directors' Fees                    $33,800
                  Transfer Agency                    $12,000
                  Printing & Postage                  $5,500

            In addition, the fund is expected to incur the following additional liabilities, which total $96,800:

                  Administration Fees                 $2,900
                  Legal Fees                         $58,000
                  Audit & Tax                         $8,000
                  Directors' Fees                     $6,900
                  Printing & Postage                  $8,000
                  Miscellaneous                      $13,000

        (b) How does the fund intend to pay these outstanding debts or other liabilities?

        The fund has retained cash, as set forth under item 20 above, to pay these liabilities.

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

           (i) Legal expenses: $100,100

           (ii) Accounting expenses: $10,000

           (iii) Other expenses (list and identify separately):

                  Proxy Solicitation                 $15,000
                  Shareholder Reporting               $9,000
                  Transfer Agent                     $10,000
                  Administration                     $11,500
                  Tail Insurance                     $86,000

            (iv) Total expenses (sum of lines (i)-(iii) above): $241,600

      (b) How were those expenses allocated?

           All liquidation expenses were allocated to the fund.

      (c) Who paid those expenses?

           Saffron Fund, Inc.

      (d) How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [ ] Yes         [X] No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

    [ ] Yes       [X] No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [ ] Yes        [X] No

    If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the
        Merger: 811-
                    --------------

    (c)  If the merger or reorganization agreement has been filed with the
         Commission, state the file number(s), form type used and date the agreement was filed:

    (d)  If the merger or reorganization agreement has NOT been filed with the
         Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of
1940 on behalf of      Saffron Fund, Inc.      , (ii) he or she is the
                  -----------------------------
                        (Name of Fund)
   Treasurer    of        Saffron Fund, Inc.      , and (iii) all actions by
 -------------       ----------------------------
    (Title)               (Name of Fund)
shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

                                          (Signature)

                                             /s/ Rose Ann Bubloski
                                           ---------------------------------

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